SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 24, 2006

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   No <u>X</u>

Enclosure: This Form 6-K amends the filings on Form 6-K dated March 23, 2006 and enclosing AngloGold Ashanti's Circular to Shareholders, which is not intended to be and by this

amendment is not, incorporated by reference in the registration statements on Forms F-3 or S-8 identified on the cover page thereof.









NOTHING IN THIS CIRCULAR CONSTITUTES OR FORMS PART OF ANY OFFER FOR SALE OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OF ANGLOGOLD ASHANTI LIMITED ("AngloGold Ashanti"), NOR SHALL IT OR ANY PART OF IT FORM THE BASIS OF OR BE RELIED ON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER. ANY DECISION TO PURCHASE SECURITIES OF ANGLOGOLD ASHANTI IN ANY OFFERING SHOULD BE MADE SOLELY ON THE BASIS OF THE INFORMATION CONTAINED IN THE FINAL OFFERING DOCUMENT TO BE PUBLISHED IN RELATION TO ANY OFFERING OF ANGLOGOLD ASHANTI'S SECURITIES.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, please consult your stockbroker, CSDP, banker, legal adviser, accountant or other professional adviser immediately. If you have disposed of all your shares in AngloGold Ashanti, please forward this circular, together with the attached form of proxy, to the stockbroker, banker or agent through whom you disposed of such shares.

RECOMMENDED ACTION

1. Certificated shareholders or dematerialised "own name" shareholders (those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant ("CSDP") or stockbroker) who are unable to attend the general meeting of shareholders of AngloGold Ashanti to be held at 11:00 on Monday, 10 April 2006, at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa ("general meeting") and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach AngloGold Ashanti's share registrars, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa or Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England, or Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182 Perth, WA 6840), Australia, or NTHC Limited, Martco House, Off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, by no later than 11:00 (South African time) on Thursday, 6 April 2006.
2. Dematerialised shareholders (other than dematerialised "own name" shareholders) must provide their CSDP or stockbroker with their voting instructions or request their CSDP or stockbroker to provide them with the necessary authority to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or stockbroker.

ANGLOGOLD ASHANTI

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG

CIRCULAR TO SHAREHOLDERS

regarding

– **a specific authority in accordance with the Listings Requirements of the JSE Limited, to issue shares for cash**

and incorporating

– **a notice of general meeting of shareholders;** and

– **a form of proxy** (for use by certificated shareholders and dematerialised shareholders with "own name" registration only)**.**

Legal Advisers

JSE Sponsor and Financial Adviser	**in South Africa**	**in the United States and the United Kingdom**
UBS	TABACKS	SHEARMAN & STERLING LLP

Reporting accountants and auditors

ERNST & YOUNG
Chartered Accountants (SA)
(Registered Accountants and Auditors)

Date of issue: 24 March 2006

This circular is available in English only. Copies are available from the registered office of the company and the share registrars at the addresses indicated on page 3 of the circular.

CONTENTS

* This document is not for use by holders of American Depositary Shares, CHESS Depositary Interests and AngloGold Ashanti Ghanaian Depositary Shares

SALIENT DATES AND TIMES

Last day for lodging forms of proxy for the general meeting (by 11:00 South African time) on	Thursday, 6 April 2006
General meeting to be held at 11:00 at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on	Monday, 10 April 2006
Results of the general meeting	
– released on SENS and other stock exchanges' news services on	Monday, 10 April 2006
– published in the South African press on	Tuesday, 11 April 2006

Shareholders are reminded that shares in companies listed on the JSE can no longer be bought or sold on that exchange unless they have been dematerialised onto the STRATE system. It is therefore suggested that certificated shareholders on AngloGold Ashanti's South African share register should consider dematerialising their shares and replacing them with electronic records of ownership. In this regard shareholders may contact either their own stockbroker or a preferred CSDP, details of which are available from STRATE at queries@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.

The dates and times in this circular are subject to change and any changes will be announced in the South African press and through SENS and other stock exchanges' news services. All times in this circular are South African local times unless otherwise stated.

CERTAIN FORWARD-LOOKING STATEMENTS

This circular includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices; production; costs and other operating results; growth prospects and outlook of the AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects; AngloGold Ashanti's liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2005, which was filed with the Securities and Exchange Commission ("SEC") on 20 March 2006. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

CORPORATE INFORMATION

DIRECTORS

Executive

R M Godsell *(Chief Executive Officer)*
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
K H Williams

Non-Executive

R P Edey * *(Chairman)*
Dr T J Motlatsi *(Deputy Chairman)*
F B Arisman #
R E Bannerman †
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE †
R Médori ** (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British # American † Ghanaian ** French ! Brazilian

Managing Secretary

Ms Y Z Simelane

Company Secretary

C R Bull

OFFICES

Registered and Corporate

South Africa

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13

St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth, WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United States of America

AngloGold Ashanti Americas Inc
502 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll free in the United States and Canada) or +1 212 750 7999
Fax: +1 212 750 5626

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

JSE SPONSOR

UBS South Africa (Pty) Limited
64 Wierda Road East
Wierda Valley
Sandton 2196
(PO Box 652863, Benmore 2010)
South Africa
Telephone: +27 11 322 7000
Fax: +27 11 784 8280

REPORTING ACCOUNTANTS AND AUDITORS

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196
(Private Bag X14, Northlands 2116)
South Africa
Telephone: +27 11 772 3000
Fax: +27 11 772 4000

SHARE REGISTRARS

South Africa

Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 within South Africa
Telephone: +27 11 370 7700 outside South Africa
Fax: +27 11 688 5222
E-mail: web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2
45 St George's Terrace
Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033

Ghana (Also GhDS Depositary)

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR DEPOSITARY

The Bank of New York
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or
+9 610 382 7836 (outside USA)
E-mail: shareowners@bankofny.com

FINANCIAL ADVISERS

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
England
Telephone: +44 20 7567 8000

LEGAL ADVISERS

South Africa

Taback and Associates (Pty) Limited
26 Sturdee Avenue, Rosebank
Johannesburg, 2196
(PO Box 3334, Houghton 2041)
South Africa
Telephone: +27 11 219 6400
Fax: +27 11 219 6500

United States of America and United Kingdom

Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500

PROXY AGENT

For queries or assistance in voting proxies
Ordinary shareholders:
D F King (Europe) Limited
2nd Floor, 2 London Wall Buildings
London Wall, London EC2M 5PP
England
Telephone: +44 20 7920 9700

ADR holders

D F King & Co., Inc
22nd Floor, 48 Wall Street
New York, NY 10005
United States of America
Telephone: (800) 769 7666 (toll free in the United States)

AngloGold Ashanti website:
www.anglogoldashanti.com

STOCK EXCHANGE LISTINGS

ISIN: ZAE000043485

Stock Exchange	Type	Share Code
JSE	Shares	ANG
LSE	Shares	AGD
NYSE`	ADSs	AU
ASX	CDIs	AGG
GhSE	Shares	AGA
GhSE	GhDSs	AADS
Euronext Paris	Shares	VA
Euronext Brussels	IDRs	ANG

DEFINITIONS

In this circular and the documents attached hereto, unless the context indicates otherwise:

– the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing the masculine include the feminine, and words incorporating persons include juristic persons and associations of persons; and

– all times referred to are South African times unless otherwise stated.

"AngloGold Ashanti"	AngloGold Ashanti Limited, a company incorporated on 29 May 1944 with limited liability under the laws of South Africa, registration number 1944/017354/06;
"AngloGold Ashanti ADSs or ADSs"	the American Depositary Shares of AngloGold Ashanti, each of which represent one AngloGold Ashanti share deposited with The Bank of New York, as depositary;
"AngloGold Ashanti CDIs or CDIs"	AngloGold Ashanti Clearing House Electronic Subregister System (or CHESS) Depositary Interests, five of which represent one AngloGold Ashanti share;
"AngloGold Ashanti GhDSs or GhDSs"	the Ghanaian Depositary Shares of AngloGold Ashanti, 100 of which represent one AngloGold Ashanti share deposited with NTHC Limited, as depositary;
"AngloGold Ashanti Group"	AngloGold Ashanti and its subsidiary companies;
"AngloGold Ashanti shares"	ordinary shares having a par value of 25 South African cents each in the issued share capital of AngloGold Ashanti;
"Anglo Capital"	Anglo South Africa Capital (Proprietary) Limited, a company incorporated on 4 February 1999 with limited liability under the laws of South Africa, registration number 1999/002391/07; the holder of 134,788,099 AngloGold Ashanti shares and a wholly-owned subsidiary of Anglo American plc;
"Ashanti"	AngloGold Ashanti (Ghana) Limited (formerly Ashanti Goldfields Company Limited), a company incorporated with limited liability under the laws of Ghana with registered number 7094;
"ASX"	the Australian Stock Exchange Limited, a company duly registered and incorporated with limited liability under the laws of Australia under registration number ABN98 008 624 691;
"certificated shareholders"	holders of certificated shares;
"certificated shares"	AngloGold Ashanti shares which are evidenced by a certificate or other physical document of title and which have not been surrendered for dematerialisation;
"circular"	this bound document, dated 24 March 2006, including the notice of general meeting and the form of proxy;
"CSDP"	Central Securities Depository Participant;
"custody agreement"	the custody mandate agreement between a dematerialised shareholder and a CSDP or stockbroker covering their relationship in respect of dematerialised shares held by the CSDP or stockbroker;
"dematerialised", "dematerialisation" or "dematerialising"	the process by which certificated shares are or are to be converted into electronic form under STRATE for trading on the JSE;
"dematerialised shares"	AngloGold Ashanti shares which have been dematerialised;
"directors"	the directors of AngloGold Ashanti;
"general meeting"	the general meeting of shareholders to be held at 11:00 on Monday, 10 April 2006, at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa;

"GhSE"	the Ghana Stock Exchange;
"IDRs"	the unsponsored International Depositary Receipts trading on Euronext Brussels, each of which represent one AngloGold Ashanti share;
"issue"	the issue by AngloGold Ashanti, for cash, pursuant to the offer, of that number of AngloGold Ashanti shares which at the subscription price, after applying the discount (if any) referred to below, will equate to a raising of a maximum of US$500 million in the aggregate, net of all underwriters commissions and fees but before all other issue costs, provided that the discount of the subscription price to the ruling market price of an AngloGold Ashanti ADS at the close of trading on the NYSE on the day before the formal announcement of the pricing of the offer shall not exceed 10%;
"JSE"	the JSE Limited, a company duly registered and incorporated with limited liability under the laws of the Republic of South Africa under registration number 2005/022939/06, licensed as an exchange under the Securities Services Act, 2004;
"LSE"	the London Stock Exchange plc, a public company duly registered and incorporated with limited liability under the laws of England and Wales under registration number 02075721;
"NYSE"	the New York Stock Exchange, Inc;
"offer"	the offer to selected investors by AngloGold Ashanti for subscription of AngloGold Ashanti shares, for cash, of that number of AngloGold Ashanti shares which, at the subscription price will equate to a raising of US$500 million in the aggregate, net of all underwriters commissions and fees but before all other issue costs;
"last practicable date"	Friday, 10 March 2006, being the last practicable date for inclusion of information prior to the finalisation of this circular;
"registration rights agreement"	the agreement as entered into between AngloGold Ashanti and Anglo Capital, under which AngloGold Ashanti has agreed to file registration statements for the offer and sale of Anglo Capital's holding of AngloGold Ashanti shares, if Anglo Capital requests AngloGold Ashanti to do same;
"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Securities Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders"	registered holders of AngloGold Ashanti shares as reflected on the AngloGold Ashanti register and the sub-register maintained by a CSDP or stockbroker;
"share registrars"	Computershare Investor Services 2004 (Pty) Limited in South Africa, Computershare Investor Services PLC in the United Kingdom, Computershare Investor Services Pty Limited in Australia, and NTHC Limited in Ghana;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited (registration number 1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically;
"subscription price"	the price, in US$, at which AngloGold Ashanti shares will be allotted and issued in terms of the issue and offer;
"US$" or "$" or "dollars"	dollars, the official currency of the United States of America;
"ZAR" or "R" or "rands"	rand, the official currency of South Africa.

1. PURPOSE OF THIS CIRCULAR

The directors propose to raise approximately US$500 million by offering for subscription for cash, that number of AngloGold Ashanti shares which, at the subscription price, will equate to a raising of a maximum of US$500 million in the aggregate, net of all underwriters commissions and fees but before all other issue costs, which assuming the ruling market price of an AngloGold Ashanti ADS at close of trading on the NYSE on 10 March 2006 of US$48.62 per AngloGold Ashanti ADS and assuming the maximum discount as described below and underwriting commissions and fees of US$10 million, as well as issue costs of US$10 million, as described in paragraph 9, would equate to a maximum issue of 11,654,479 AngloGold Ashanti shares. The offer will be made to selected investors at such discount per AngloGold Ashanti share, based upon the offer subscription price relative to the ruling market price of an AngloGold Ashanti ADS at the close of trading on the NYSE on the day before the formal announcement of the pricing of the offer, as the directors in their discretion may determine; provided that such discount shall not exceed 10%. Anglo Capital has agreed that it will not participate in the offer.

The net proceeds of the issue will be utilised by AngloGold Ashanti for project development, capital expenditure and other general corporate purposes. Pending such possible use, AngloGold Ashanti intends to reduce its short-term borrowings and the borrowings on its revolving credit facility. Existing and proposed project development includes:

- the Siguiri carbon in pulp plant in Guinea, which has been commissioned and has allowed for an increase in gold production;
- the Cuiabá expansion which will increase gold production and extend the life of this Brazilian operation;
- the development of the Boddington mine in Australia, in which AngloGold Ashanti holds a 33.33% interest which, once developed, will be a large, long-life gold producer;
- three projects at the TauTona mine in South Africa, comprising the Carbon Leader Reef shaft pillar project, the Ventersdorp Contact Reef development project and the TauTona below 120 level project, which projects are expected to extend the life of TauTona mine by an estimated 8 years to 2017;
- the final development of the Moab Khotsong mine in South Africa which AngloGold Ashanti believes, in the medium-term, will become a major producer of gold and help to replace production as production declines at its more mature South African operations;
- two projects at the Geita mine in Tanzania, comprising the transition to owner-mining that includes the purchase of a mining fleet that should enhance margins and profitability levels in this long-life mine, as well as the proposed purchase of further earthmoving equipment to increase production from the mine to 80Mtpa over the next three years, which is anticipated to result in further increases in gold production and profitability levels;
- the Sunrise Dam underground feasibility study that could allow for the extension of the life of this Australian operation once mining in the current open-pit comes to an end; and
- further exploration of, and feasibility studies for, the potential development of Obuasi Deeps. Should Obuasi Deeps be developed, this project could significantly extend the life of the Obuasi mine in Ghana by 35 years.

These projects will allow AngloGold Ashanti to increase its gold production in the short to medium term and assist in maintaining gold production in the medium to long term. AngloGold Ashanti considers that the US$500 million in cash, as proposed to be raised in the issue, to be important in assisting it to achieve these growth and production objectives while maintaining its balance sheet gearing at acceptable levels.

The offer will be undertaken in conjunction with an offering by Anglo Capital (AngloGold Ashanti's immediate holding company), which is in turn a wholly-owned subsidiary of Anglo American plc (AngloGold Ashanti's ultimate holding company) of some of its shareholding in AngloGold Ashanti. Such offering will be undertaken pursuant to Anglo American plc's announcement of 22 February 2006 of its intention to reduce its shareholding in AngloGold Ashanti. In order to provide for more orderly dispositions of AngloGold Ashanti shares by Anglo American plc, AngloGold Ashanti entered into a registration rights agreement with Anglo Capital on 23 March 2006. This agreement provides that, subject to certain limitations, AngloGold Ashanti will file registration statements with the SEC that will allow Anglo Capital, as an affiliate of AngloGold Ashanti as defined by the SEC, to effect a broad distribution of all or part of the AngloGold Ashanti shares that it owns, including to persons resident within the United States through registered offerings. In order for the AngloGold Ashanti shares held by Anglo Capital to be freely tradable in the United States, it is necessary that such AngloGold Ashanti shares are sold in accordance with a registered offering using a registration statement. Pursuant to the registration rights agreement in the event that Anglo Capital offers and sells AngloGold Ashanti shares in an underwritten offering, AngloGold Ashanti has agreed to give the underwriter or underwriters representations, warranties and indemnities customary in that context. In addition, AngloGold Ashanti has agreed to indemnify Anglo Capital, but only to the fullest extent permitted by

any applicable law, including South African law, for certain liabilities that could arise under the Securities Act. Anglo Capital has agreed to pay or reimburse AngloGold Ashanti for all reasonable, out-of-pocket expenses it may incur in connection with the filing with these registration statements with the SEC, as well as the registration by the SEC of the offerings pursuant to these registration statements. However, in the case of the initial registration statement in respect of which AngloGold Ashanti also intends to implement the offer, the costs of the offer as well as the simultaneous offering of AngloGold Ashanti shares, as registered pursuant to the initial registration statement, by Anglo Capital will firstly, in respect of costs that can be assigned directly to either AngloGold Ashanti or Anglo Capital, be borne by either AngloGold Ashanti or Anglo Capital respectively, and secondly, in respect of costs that cannot be assigned directly, will be borne in proportion to the number of AngloGold Ashanti shares issued in the issue, relative to the number of AngloGold Ashanti shares that Anglo Capital sells pursuant to its offering of AngloGold Ashanti shares as registered pursuant to the initial registration statement.

At the annual general meeting of AngloGold Ashanti held on 29 April 2005, the directors were granted a general authority in accordance with the Listings Requirements of the JSE to allot and issue not more than 10% of the unissued AngloGold Ashanti shares remaining after setting aside so many AngloGold Ashanti shares as may be required to be allotted and issued by AngloGold Ashanti, pursuant to the AngloGold Limited Share Incentive Scheme and for purposes of the conversion of the 2.375% Guaranteed Convertible Bonds due 2009 issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti. In terms of the approval gained at the annual general meeting the maximum discount at which such shares may be issued is 10% of the weighted average traded price of such equity securities measured over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of AngloGold Ashanti. AngloGold Ashanti's share price can be subject to significant volatility within a short time period. This can be caused by a number of factors such as movements in the gold price or the exchange rate between the US dollar and the South African Rand. Over the last two years AngloGold Ashanti's share price has, on average, moved 1.6% on a daily basis. This means that the trading price of AngloGold Ashanti can vary substantially from the 30 business day weighted average price. This may place significant practical constraints on AngloGold Ashanti's ability to issue shares for cash under its general authority. If, for example, AngloGold Ashanti's share price was trading at a 10-15% discount to the 30 business day trading average, it would mean that AngloGold Ashanti shares could only be placed at a 0-5% premium to the trading price, which is unlikely to be possible. There is therefore a risk that the restriction on pricing an issue of shares for cash at a 10% discount to the 30 business day weighted average price, as per the general authority, may act to prevent AngloGold Ashanti from having the financial flexibility to issue shares for cash on a commercially reasonable basis. The directors are therefore seeking, by way of a separate specific authority in accordance with the Listings Requirements of the JSE, the ability to issue shares for cash at a maximum 10% discount to the ruling market price of AngloGold Ashanti ADSs at the close of trading on the NYSE on the day before the formal announcement of the pricing of the offer.

Accordingly, the general meeting, notice of which forms part of this circular, has been convened to consider and, if deemed fit, pass resolutions:

- granting a specific authority to the directors in terms of the Listings Requirements of the JSE to issue for cash, that number of AngloGold Ashanti shares which, at the subscription price, will equate to a raising of a maximum of US$500 million in the aggregate, net of all underwriters commissions and fees but before all other issue costs, provided that the discount of the subscription price to the ruling market price of an AngloGold Ashanti ADS at the close of trading on the NYSE on the day before the formal announcement of the pricing of the offer shall not exceed 10%; and

- subject to the resolution being passed to approve the specific authority to issue AngloGold Ashanti shares for cash in terms of the Listings Requirements of the JSE, as referred to above, to place sufficient AngloGold Ashanti shares under the control of the directors with specific authority to allot and issue such shares pursuant to the offer.

The approvals and authorities referred to above are in addition to the existing general authority granted at AngloGold Ashanti's annual general meeting held on 29 April 2005, which general authority will continue to remain in place until the next annual general meeting of AngloGold Ashanti to be held in 2006.

In terms of the Listings Requirements of the JSE, in order for it to be effective, the ordinary resolution approving the specific authority to issue AngloGold Ashanti shares for cash, pursuant to the issue, must be passed by a 75% majority of the votes cast by shareholders present or represented by proxy at the general meeting. Pursuant to the registration rights agreement, Anglo Capital, the holder of 134,788,099 AngloGold Ashanti shares (representing 50.84% of the total issued share capital of AngloGold Ashanti at 10 March 2006), has undertaken to be present, in person or by proxy, at any meeting where any resolutions required to approve and implement the issue are considered and to vote its entire holding of AngloGold Ashanti shares in favour of such resolutions. Anglo Capital has also undertaken to ensure that any affiliate of Anglo Capital, to

which it may sell, assign or transfer any or all of the AngloGold Ashanti shares that it holds, to similarly be present, in person or by proxy, at any meeting where the resolutions required to approve the issue are considered and to vote its entire holding of AngloGold Ashanti shares in favour of such resolutions.

2. BUSINESS OF ANGLOGOLD ASHANTI

AngloGold Ashanti conducts gold mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, AngloGold Ashanti is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.

AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. As at 31 December 2005, AngloGold Ashanti had gold reserves of 63.3Moz. For the year ended 31 December 2005, AngloGold Ashanti had total revenues, in accordance with International Financial Reporting Standards, of US$2,730 million and gold production of 6.166Moz, produced at a total cash cost of US$281/oz.

AngloGold Ashanti (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa, is subject to the South African Companies Act 61 of 1973, as amended. AngloGold Ashanti resulted from the consolidation of the gold interests of Anglo American Corporation of South Africa Limited into a single company in 1998. At the time AngloGold Ashanti's production and reserve base were primarily located in South Africa (96.6% of 1997 production and 99% of reserves as at 31 December 1997), and one of AngloGold Ashanti's primary objectives was to achieve greater geographic and orebody diversity. Through a combination of merger, acquisition and disposal initiatives as well as organic growth activities, AngloGold Ashanti has developed a high quality, well diversified asset portfolio resulting in:

- Production from 21 operations in ten countries – Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America;
- For the year ended 31 December 2005, 57% of production and 58% of reserves being from outside of South Africa; and
- Production from a broad variety of orebody types with open-pit and underground mines.

On 26 April 2004, AngloGold acquired the entire issued share capital of Ashanti at an exchange ratio of 0.29 AngloGold Ashanti shares for every Ashanti share pursuant to a scheme of arrangement which was confirmed by the High Court in Ghana. AngloGold changed its name to AngloGold Ashanti on the same day. AngloGold Ashanti's offices are detailed on page 2 under corporate information.

AngloGold Ashanti will continue to pursue a strategy of enhancing shareholder value through defending its profit margins, optimising its existing ore bodies, finding tomorrow's production ounces and identifying opportunities to sustain a healthy market for gold. Anglo American plc's recent announcement that it intends to reduce its shareholding in AngloGold Ashanti while still remaining a significant shareholder in the medium term provides AngloGold Ashanti strategic flexibility in considering any such opportunities.

AngloGold Ashanti's strategy is currently focused on the following key initiatives:

Defending profit margins: AngloGold Ashanti seeks to enhance margins by managing costs through a number of continuing initiatives, including:

- Increased efficiency by way of optimised material usage, enhanced productivity, rationalisation of overhead structures and facilities, management and reductions in the use of contractors; and
- A focused procurement strategy aimed at reductions in purchases prices, reductions in internal costs (including logistics, warehousing and administration), reductions or optimisation of external costs (through joint research and development, substitution and increased productivity).

Optimising existing orebodies: Furthermore, AngloGold Ashanti remains focused on seeking to optimise and maximise the value to be derived from its existing assets through various initiatives and investments, including:

- Fully funding organic growth projects designed and assessed against a strict set of financial criteria with the objective of enhancing shareholder value. Examples of current and proposed projects are included in paragraph 1 above;
- Turning around assets in transition. In particular this includes various initiatives to re-capitalise the operation, increase development and mining flexibility and ultimately gold production from current levels at the Obuasi mine in Ghana; and
- Managing near-end-of-life mines to cost effective socially and environmentally responsible mine closures.

Finding tomorrow's production ounces*:* In addition to organic growth via the development of projects designed to enhance shareholder value at new and existing operations, AngloGold Ashanti also intends to grow via a focused exploration and acquisition strategy:

* Greenfields/brownfields exploration: AngloGold Ashanti has a well-established exploration capability. In 2005 there was expenditure of US$37 million on greenfields exploration in 12 countries and US$42 million on brownfields exploration across 10 countries. Its greenfields exploration activity extends to various "New Frontier" regions including the Democratic Republic of Congo, Colombia, Alaska, the Philippines, Mongolia, Russia, China and Laos;

* Mergers and Acquisitions: In addition to the many large transforming mergers and acquisitions which AngloGold Ashanti has undertaken since 1998 including the acquisition of its assets in North and South America from Minorco SA, the acquisition of Acacia Resources which established its base in Australia, the acquisition of its interests in the Morila mine in Mali, the initial acquisition of a 50% interest in the Geita mine in Tanzania and ultimately the merger with Ashanti (which merger, amongst acquiring other assets, also resulted in AngloGold Ashanti owning 100% of Geita), AngloGold Ashanti continues to consider and assess potential acquisitions against a set of financial criteria designed to enhance shareholder value which it believes could result in the growth of its business both in the regions where it currently operates as well as in its "New Frontier" regions; and

* Partnerships and alliances: AngloGold Ashanti has developed a strategy of working with smaller companies in order to explore opportunities in prospective areas. Partnerships established to date include the acquisition of minority interests in Red 5 Limited, with assets in the Philippines, and Trans-Siberian Gold plc, with assets in Russia and Dynasty Gold Corporation, with assets in China, as well as exploration alliance agreements with Oxiana Limited in Laos and with Eurasia plc in respect of the Chita and Buryat regions of Russia.

Sustaining a healthy market for gold: AngloGold Ashanti is committed to supporting the growth of existing markets for gold as well as the development of new markets for gold via various gold marketing and market development initiatives.

3. SHARE CAPITAL OF ANGLOGOLD ASHANTI

AngloGold Ashanti's authorised share capital is ZAR101,050,000, divided into AngloGold Ashanti ordinary shares of par value ZAR0.25 each, A redeemable preference shares of par value ZAR0.50 each, and B redeemable preference shares of par value ZAR0.01 each. The AngloGold Ashanti ordinary shares and the A redeemable preference shares have voting rights, while the B redeemable preference shares have voting rights only under certain circumstances and, in respect of each of these classes of shares, there is no provision in the Articles of Association for cumulative voting.

The authorised and issued share capital of AngloGold Ashanti on 10 March 2006, being the last practicable date prior to the finalisation of this circular is set out below:

	Ordinary shares	A redeemable preference shares	B redeemable preference shares
Authorised:			
– number	400,000,000	2,000,000	5,000,000
– amount	ZAR100,000,000	ZAR1,000,000	ZAR50,000
Issued at last practicable date:			
– number	265,114,332	2,000,000	778,896
– nominal amount	ZAR66,278,583	ZAR1,000,000	ZAR7,789
– share premium amount	ZAR19,003,698,088	ZAR117,456,000	ZAR194,716,211
– total share capital	ZAR19,069,976,671	ZAR118,456,000	ZAR194,724,000
Issued post offer:			
– number	276,768,811	2,000,000	778,896
– nominal amount	ZAR69,192,203	ZAR1,000,000	ZAR7,789
– share premium amount	ZAR22,185,953,579	ZAR117,456,000	ZAR194,716,211
– total share capital	ZAR22,255,145,782	ZAR118,456,000	ZAR194,724,000

Assumes that 11,654,479 shares will be issued in the offering, at $48.62 per share, less discount, as described in 1. above, and assumes an exchange rate of ZAR6.2455 to US$1.

All of the issued AngloGold Ashanti ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's Articles of Association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

AngloGold Ashanti's share price history on the JSE is summarised in Annexure B.

4. **UNAUDITED PRO FORMA FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI**

The unaudited pro forma financial information of AngloGold Ashanti was prepared in order to show the effects of the issue, assuming that the issue took place to its full extent on 1 January 2005 for purposes of the income statement for the year ended and as at 31 December 2005 for purposes of the balance sheet. The information is the responsibility of the directors of AngloGold Ashanti and has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. It does not purport to be indicative of what the results or financial results would have been if the issue had actually occurred at an earlier date. The net share issue proceeds are assumed to be US$490 million, being share issue proceeds of US$510 million less the US$20 million of underwriting cost and issue expenses.

The unaudited pro forma financial information of AngloGold Ashanti should be read in conjunction with the Notes thereto and the report of Ernst & Young (Annexure A).

Unaudited pro forma per share information for the year ended 31 December 2005

The pro forma historical financial effects of the issue are as follows:

For the year ended 31 December 2005		Before the issue	After the issue	Movement
Net asset value per share[1]	US cents	1,009	1,144	13.4%
Net tangible asset value per share[1]	US cents	858	999	16.4%
Cash gross profit per share[2]	US cents	360	345	(4.2)%
Basic loss per share[3]	US cents	(69)	(61)	(11.6)%
Diluted loss per share[4]	US cents	(69)	(61)	(11.6)%
Headline loss per share[5]	US cents	(37)	(30)	(18.9)%
Headline loss adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swap per share[6]	US cents	76	78	2.6%
Weighted average number of shares in issue[7]		264,635,634	276,290,113	4.4%
Weighted average diluted number of shares in issue[8]		264,635,634	276,290,113	4.4%
Number of shares in issue[9]		264,938,432	276,768,811	4.4%
Net debt to net capital employed[10]		28.1%	19.9%	

Notes:

1. Net asset value per share is computed by dividing total equity by the number of shares in issue. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) by the number of shares in issue.

2. The cash gross profit per share computation has been based on the weighted average number of shares in issue.

3. Basic loss per share is computed by dividing net loss by the weighted average number of shares in issue.

4. The diluted loss per share is computed by dividing net loss by the weighted average diluted number of shares in issue. The impact on diluted loss per share is anti-dilutive and therefore the diluted loss per share and basic loss per share is the same.

5. Headline loss removes items of a capital nature from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.

6. Headline loss adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps divided by the weighted average number of shares in issue.

7. The weighted average number of AngloGold Ashanti shares in issue was 264,635,634 for the year ended 31 December 2005 and as a result of the issuance of 11,654,479 AngloGold Ashanti shares (assuming an issue price of US$48.62 per share and assuming that the maximum discount of 10% is applied), the weighted average number of AngloGold Ashanti shares in issue for that period would have been 276,290,113.

8. The weighted average diluted number of AngloGold Ashanti shares in issue for the year ended 31 December 2005 does not assume the effect of 601,315 shares issuable upon the exercise of the share incentive options as well as 15,384,615 shares issuable upon the conversion of the convertible bonds, as their effects are anti-dilutive.

9. The number of AngloGold Ashanti shares in issue as at 31 December 2005 was 264,938,432 and, as a result of the issue, the number of AngloGold Ashanti shares in issue as at that date would have been 276,768,811.

10. Net debt includes both long-term and short-term debt and is net of cash. Net capital employed is calculated as shareholders' equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash.

Pro forma consolidated income statement

The pro forma consolidated income statement for AngloGold Ashanti incorporating the issue is presented below for the year ended 31 December 2005:

	AngloGold Ashanti year ended 31 December 2005	Share issue	Note reference	Pro forma year ended 31 December 2005
US$ (millions)				
Revenue	2,730	–		2,730
Gold income	2,629	–		2,629
Cost of sales	(2,311)	–		(2,311)
Non-hedge derivatives	(135)	–		(135)
Gross profit	183	–		183
Corporate administration and other expenses	(64)	–		(64)
Market development costs	(13)	–		(13)
Exploration costs	(45)	–		(45)
Other operating expenses	(20)	–		(20)
Operating special items	(77)	–		(77)
Operating (loss) profit	(36)	–		(36)
Interest receivable	25	–		25
Exchange loss	(5)	–		(5)
Finance costs and unwinding of decommissioning and restoration obligations	(108)	15	1.1	(93)
Fair value adjustment on option component of convertible bond	(32)	–		(32)
Fair value gain (loss) on interest rate swap	(1)	–		(1)
Share of associates loss	(3)	–		(3)
Profit before taxation	(160)	15		(145)
Taxation	36	–		36
Profit after taxation	(124)	15		(109)
Loss for the period from discontinued operations	(36)	–		(36)
	(160)	15		(145)
Gross profit adjusted for the effect of unrealised non-hedge derivatives				
Gross profit	183	–		183
Unrealised non-hedge derivatives	286	–		286
Adjusted gross profit	469	–		469
Headline earnings				
Profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:				
Loss attributable to equity shareholders	(183)	15		(168)
Impairment of tangible assets	44	–		44
Impairment in intangible assets	20	–		20
Loss on disposal of assets and subsidiaries	(5)	–		(5)
Impairment of investment in associate	2	–		2
Taxation on items above	(12)	–		(12)
Net loss from discontinued operations	36	–		36
Headline loss	(98)	15		(83)
Unrealised non-hedge derivatives	286	–		286
Deferred tax on unrealised non-hedge derivatives	(21)	–		(21)
Fair value loss on convertible bond	32	–		32
Fair value loss on interest rate swaps	1	–		1
Adjusted headline earnings	200	15		215

US$ (millions)	AngloGold Ashanti year ended 31 December 2005	Share issue	Note reference	Pro forma year ended 31 December 2005
Cash gross profit:				
Gross profit adjusted for the effect of unrealised non-hedge derivatives has been adjusted by the following to arrive at cash gross profit				
Gross profit adjusted for the effect of unrealised non-hedge derivatives	469	–		469
Amortisation of tangible and intangible assets	505	–		505
Non-cash revenues	(20)	–		(20)
Cash gross profit	954	–		954

1. **Notes of the adjustments to the pro forma consolidated income statement**

   1.1 **Interest expense**

   The net share issue proceeds is used to repay the long-term and short-term debt, and the US$15m represents the interest saving.

2. **Notes of the adjustments to the pro forma consolidated balance sheet**

   2.1 **Ordinary share capital and premium**

   The increase in the share capital and share premium is due to the share issue proceeds of US$510m and the issue expenses of US$20m.

   2.2 **Borrowings**

   The net proceeds from the share issue is used to repay US$300m on the US$700m Syndicated loan facility and US$129m on the short-term overdraft facilities.

   2.3 **Cash and cash equivalents**

   The remaining proceeds of US$61m after the repayment of US$300m on the Syndicated loan facility and US$129m on the short-term overdraft facilities is placed on cash call deposits.

Pro forma consolidated balance sheet

The pro forma consolidated balance sheet of AngloGold Ashanti incorporating the issue as at 31 December 2005:

US$ (millions)	AngloGold Ashanti as at 31 December 2005	Share issue	Note reference	Pro forma as at 31 December 2005
ASSETS				
Non-current assets				
Tangible assets	5,905	–		5,905
Intangible assets	399	–		399
Investments in associates	35	–		35
Other investments	102	–		102
Inventories	186	–		186
Derivatives	38	–		38
Trade and other receivables	20	–		20
Deferred taxation	44	–		44
Other non-current assets	16	–		16
	6,745	–		6,745
Current assets				
Inventories	384	–		384
Trade and other receivables	250	–		250
Derivatives	675	–		675
Current portion of non-current assets	7	–		7
Cash restricted for use	8	–		8
Cash and cash equivalents	209	61	2.3	270
	1,533	61		1,594
Non-current assets held for sale	16	–		16
	1,549	61		1,610
Total assets	8,294	61		8,355
EQUITY AND LIABILITIES				
Ordinary share capital and premium	3,002	490	2.1	3,492
Retained earnings and other reserves	(388)	–		(388)
Shareholders' equity	2,614	490		3,104
Minority interest	59	–		59
	2,673	490		3,163
Non-current liabilities				
Borrowings	1,706	(300)	2.2	1,406
Environmental rehabilitation and other provisions	356	–		356
Provisions for pension and post retirement benefits	197	–		197
Trade, other payables and deferred income	14	–		14
Derivatives	388	–		388
Deferred taxation	1,159	–		1,159
	3,820	(300)		3,520
Current liabilities				
Trade and other payables	427	–		427
Current portion of borrowings	188	(129)	2.2	59
Derivatives	1,074	–		1,074
Taxation	112	–		112
	1,801	(129)		1,672
Total liabilities	5,621	(429)		5,192
Total equity and liabilities	8,294	61		8,355

5. PROSPECTS AND RECENT DEVELOPMENTS

Production for the first quarter of 2006 has been impacted by the drought in Tanzania, which has reduced water supply to the Geita Mine; by the earlier commencement of the planned restructuring at the Tau Lekoa mine in South Africa, and by lower than expected grades at the Cripple Creek & Victor mine in Colorado, USA. As a result of these factors we expect production for the quarter to be in the region of 1.347Moz (previous guidance being 1.4Moz). The Company expects to recover all but 23,000 ounces (at Geita) by the end of 2006, with production for the year still seen in the range of 5.8Moz to 6.1Moz.

Local producer currencies have been higher than the rates anticipated for the first quarter of $/R6.25 and BRL/$2.29 and the Company anticipates that total cash costs for the first quarter of 2006 will be in the region of US$320/oz, 3% higher than the forecast of US$311/oz. Total cash costs for 2006 are anticipated to be between US$285/oz and US$293/oz based on the following exchange rate assumptions: $/R6.50, A$/$0.76, BRL/$2.40 and Argentinean peso/$2.96.

Based on current business planning, in 2007 AngloGold Ashanti expects its gold production to increase to between 6.3Moz and 6.5Moz. The projected growth in AngloGold Ashanti's production in 2007 as compared to 2006, is expected to be driven primarily by forecast increased production at the following operations:

- in South Africa, production at Moab Khotsong is expected to increase by approximately 80% in line with the development plan;
- in Australia, Sunrise Dam production should increase by approximately 25% as the higher grade GQ lobe is accessed;
- in Brazil at AngloGold Ashanti Mineração, production is anticipated to increase by approximately 40% as a consequence of the Cuiabá expansion project;
- in Ghana, both Iduapriem and Obuasi should see planned increases in production of between some 10% and 15% respectively; and
- in Tanzania at the Geita mine, production is forecast to rise by approximately 50% due to mining in the higher grade Nyankanga Cut 4.

These forecast increases in production are expected to offset anticipated reduced production at Tau Lekoa in South Africa, Bibiani in Ghana, Yatela in Mali and Cripple Creek & Victor in the United States.

Total cash costs in 2007 are projected to be between $261/oz and $271/oz, based upon the following exchange rate assumptions: $/R6.75, A$/$0.75, BRL/$2.67 and Argentinean peso/$3.05.

Based on the exchange rate assumptions referred to above, capital expenditure for 2006, is estimated at between US$786 million and US$818 million and for 2007 is estimated to be between $850 million and $884 million. Capital expenditure for 2008 is estimated to be between $592 million and $616 million, based on the following exchange rate assumptions: $/R7.00, A$/$0.73, BRL/$2.84 and Argentinean peso/$3.13. Development of the Boddington project in Australia forms a significant proportion of the anticipated capital expenditure in these three years. The capital expenditures referred to above also includes the Company's other principal projects namely, the Cuiabá expansion in Brazil; the final development of the Moab Khotsong mine in South Africa; three projects at the TauTona mine in South Africa comprising the Carbon Leader Reef shaft pillar project, the Ventersdorp Contact Reef development project and the development below 120 level; two initiatives at the Geita mine in Tanzania comprising the transition to owner-mining and the purchase of further earth-moving equipment to increase production from this mine to 80 million tonnes per annum over the next three years and the underground feasibility study for Sunrise Dam in Australia, as well as stay-in-business capital expenditure and Ore Reserve development at the Company's operations.

AngloGold Ashanti's attributable Proved & Probable Ore Reserves amounted to 78.9Moz as at 31 December 2004 based on the requirements of the SEC. In accordance with this requirement, the company's Ore Reserves were estimated using the three-year historical average of gold prices of $375/oz, A$536/oz and R94,765/kg respectively. AngloGold Ashanti reviews and updates its estimates of Ore Reserves annually and publishes them in the first quarter of each year.

In accordance with the preferred position of the SEC, and disclosed in the 2005 Annual Report, based on the estimated average of gold price and exchange rates for the three years ended 31 December 2005, which yields gold prices of around $400/oz, A$556/oz and R86,808/kg, AngloGold Ashanti's Proved and Probable Ore Reserves have been determined to be 63.3Moz as at 31 December 2005. The reduction in the company's Ore Reserves, as compared to those at 31 December 2004, amounted to 15.6Moz, 7.0Moz of which is due to depletion, 6.4Moz is due to the use of the lower rand gold price of R86,808/kg and the remaining 2.2Moz reduction is due to geological model and scope changes. These reductions in Proved and Probable Ore Reserves are primarily at three of the South African mines, namely Moab Khotsong, Mponeng and Tau Lekoa, for reasons detailed below:

- in the case of Moab Khotsong a reduction of 5.4Moz is due to:
  - the removal of 1.3Moz from the existing project as a result of a reduction in the mine call factor, and
  - the removal of the "Moab Khotsong Phase 2 Project" (4.1Moz) following the use of the lower rand gold price;
- in the case of Mponeng a reduction of 1.7Moz is due to:
  - the removal of 0.4Moz as a result of a reduction in the mine call factor, and
  - the removal of the "Mponeng below 120 level Ventersdorp Contact Reef Project" (1.3Moz) following the use of the lower rand gold price; and
- in the case of Tau Lekoa, a reduction of 1.6Moz is primarily due to the use of the lower rand gold price.

A sensitivity analysis has been carried out on the company's Ore Reserves, using gold prices that reflect more recent spot prices ($530/oz, A$700/oz and R105,000/kg). This analysis, together with the anticipated reserve ounces expected to be generated by the 2006 exploration programmes, indicates that the current Ore Reserve position could be increased by some 9Moz, thereby more than replacing depletion in 2006.

The information in this circular that relates to Mineral Resources and Ore Reserves has been extracted from AngloGold Ashanti's 2005 Annual Report, which was signed off by the competent persons listed below, who are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of AngloGold Ashanti.

The competent persons responsible for the reporting of AngloGold Ashanti's Mineral Resources, as defined under the Australasian Code for Reporting of Mineral Resources and Ore Reserves are:

- V A Chamberlain: MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM;
- M F O'Brien: MSc (Mining Economics) , BSc (Hons) (Geology), Dip Data, Pr. Sci. Nat., MAusIMM.

The competent persons in respect of AngloGold Ashanti's Ore Reserves are:

- C E Brechtel: MSc (Mining Engineering), BSc (Geological Engineering), MAusIMM, MSAIMM, MSME;
- D L Worrall: ACSM, MAusIMM;
- J van Zyl Visser: BSc (Mineral Resource Management), PLATO.

The competent persons consent to the inclusion of the Mineral Resource and Ore Reserve information in this circular, in the form and context in which it appears.

6. DIRECTORS

6.1 Information on directors

Name	Function	Business address
South African if not otherwise indicated below		
Russell Philip Edey (63) (British)	Independent non-executive director and Chairman	New Court St Swithin's Lane London EC4P 4DU
Dr Thokoana James Motlatsi (54)	Independent non-executive director and Deputy chairman	121 Eloff Street Ext Selby Johannesburg 2001
Robert Michael Godsell (53)	Executive director and Chief Executive Officer	11 Diagonal Street Johannesburg 2001
Frank Bentley Arisman (61) (American)	Independent non-executive director	No. 7 St Luke's Place New York NY 10014
Reginald Emmanuel Bannerman (71) (Ghanaian)	Independent non-executive director	87 Liberty Avenue Accra Ghana
David Duncan Barber (53)	Non-independent non-executive alternate director	44 Main Street Johannesburg 2001
Mrs Elisabeth le Roux Bradley (67)	Independent non-executive director	10 Anerley Road Parktown Johannesburg 2193
Colin Bertram Brayshaw (70)	Independent non-executive director	Coronation Place Freestone Park 135 Patricia Road Sandton 2196
Arthur Harry Calver (58) (British)	Non-independent non-executive alternate director	45 Main Street Johannesburg 2001
Roberto Carvalho Silva (54) (Brazilian)	Executive director: Chief operating officer – International	11 Diagonal Street Johannesburg 2001
Dr Samuel Esson Jonah (56) (Ghanaian)	Non-independent non-executive director and President	1st Floor AMB Building 18 Fricker Road Illovo 2196
Réne Médori (48) (French)	Non-independent non-executive director	20 Carlton House Terrace London SW1Y 5AN
William Alan Nairn (61)	Non-independent non-executive director	44 Main Street Johannesburg 2001
Neville Francis Nicolau (46)	Executive Director: Chief operating officer – Africa	11 Diagonal Street Johannesburg 2001
Simon Robert Thompson (46) (British)	Non-independent non-executive director	20 Carlton House Terrace London SW1Y 5AN
Anthony John Trahar (56)	Non-independent non-executive director	44 Main Street Johannesburg 2001
Srinivasan Venkatakrishnan (40) (British)	Executive director: Finance	11 Diagonal Street Johannesburg 2001
Peter Graeme Whitcutt (40)	Non-independent non-executive alternate director	20 Carlton House Terrace London SW1Y 5AN
Kelvin Hugh Williams (57)	Executive director: Marketing	11 Diagonal Street Johannesburg 2001
Polelo Lazarus Zim (45)	Non-independent non-executive director	44 Main Street Johannesburg 2001

6.2 Directors' interests in securities

At the last practicable date, the directors' direct and indirect beneficial and non-beneficial interests in AngloGold Ashanti's issued ordinary share capital, which interests do not individually exceed 0.1%, is as follows:

	Beneficial Direct	Beneficial Indirect	Non-beneficial [1]
Executive directors			
R Carvalho Silva	–	–	–
R M Godsell	9,177	–	–
N F Nicolau	100	–	–
S Venkatakrishnan	652	–	–
K H Williams	–	920	–
Sub-total	**9,929**	**920**	**–**
Non-executive directors			
F B Arisman	–	2,000	–
R E Bannerman	–	–	–
Mrs E le R Bradley	–	23,423	13,027
C B Brayshaw	–	–	–
R P Edey	–	1,000	–
S E Jonah	6,297	–	–
R Médori	–	–	–
T J Motlatsi	–	–	–
W A Nairn	–	–	–
S R Thompson	–	–	–
A J Trahar	–	–	–
P L Zim	–	–	–
Sub-total	**6,297**	**26,423**	**13,027**
Alternates			
D D Barber	–	–	–
A H Calver	–	46	–
P G Whitcutt	–	–	–
Sub-total	**–**	**46**	**–**
TOTAL	**16,226**	**27,389**	**13,027**

(1) The director derives no personal benefit.

Other than listed above, the directors do not have any interest in the share capital of AngloGold Ashanti.

These interests have remained unchanged since 31 December 2005.

6.3 Directors' remuneration

The remuneration receivable by directors will not be varied as a consequence of the issue.

6.4 Directors' interests in transactions

The directors had no material beneficial interests, directly or indirectly, in transactions effected by AngloGold Ashanti during the current, immediately preceding financial year or any transaction during any financial year which remains in any respect, outstanding or unperformed.

7. **CORPORATE GOVERNANCE**

Disclosures policy: AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end, AngloGold Ashanti has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts.

Compliance with JSE Listings Requirements: AngloGold Ashanti has a Nominations Committee and a Remuneration Committee which committees comprise solely of non-executive directors, the majority of whom are independent, and are chaired by the independent board chairman.

Codes of ethics and whistle-blowing policy: In order to comply with AngloGold Ashanti's obligations in terms of the Sarbanes-Oxley Act of the United States and the King Code of South Africa, and in the interests of good governance, AngloGold Ashanti has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially report acts of an unethical or illegal nature affecting AngloGold Ashanti's interests. Both codes and the whistle-blowing policy are available on the AngloGold Ashanti website.

Access to information: AngloGold Ashanti has complied with its obligations in terms of the South African Promotion of Access to Information Act of 2000. AngloGold Ashanti's access to information manual is available from its website and the company secretarial department.

For further information, refer to the 2005 AngloGold Annual Report or the company's website on www.anglogoldashanti.com

Sponsor: UBS acts as sponsor to AngloGold Ashanti in compliance with the Listings Requirements of the JSE.

8. **LITIGATION**

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti Group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this circular, a material effect on the financial position of the AngloGold Ashanti Group.

9. **EXPENSES AND COSTS IN RELATION TO THE ISSUE**

It is estimated that the total amount of the expenses of the issue, payable in respect of listing fees, for printing and postage of the circular and documents pertaining to the offer, to sponsors, to financial advisers, to corporate advisers, to legal advisers, to independent auditors, to investment and commercial bankers and other advisers involved in the issue is US$10 million. In addition, the underwriters' commissions and fees are estimated to be US$10 million.

This amount is broken down as follows:

Name	Capacity	US$ million
Underwriters commissions and fees		
UBS Limited, Goldman, Sachs & Co, BMO Nesbitt Burns and JP Morgan Securities Limited	Underwriters	10.0
Sub total underwriters commissions and fees		**10.0**
Issue Costs and Expenses		
UBS and ABN AMRO Rothschild	Financial Adviser	1.5
Shearman & Sterling LLP and Taback and Associates (Pty) Limited	Legal costs	2.5
Ernst & Young	Auditors and reporting accountants	1.0
JSE Limited	Listing and inspection fees	0.5
Printing, postage and other related costs		1.0
Insurance and Other		3.5
Sub total issue costs and expenses		**10.0**
Total estimated transaction costs		**20.0**

The above estimates of costs have been prepared at an early stage of the process and are therefore subject to modification once terms have been agreed with the respective service providers.

10. DIRECTORS' RESPONSIBILITY

The directors, whose names are given in paragraph 6.1 on page 17 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular contains all information required by the Listings Requirements of the JSE.

11. LISTINGS OF THE ANGLOGOLD ASHANTI SHARES PURSUANT TO THE ISSUE

AngloGold Ashanti shares are listed on the JSE, the LSE, Euronext Paris, the ASX in the form of AngloGold Ashanti CDIs, the NYSE in the form of AngloGold Ashanti ADSs, the GhSE in the form of both ordinary shares and GhDSs and are quoted on Euronext Brussels in the form of IDRs.

Applications will be made for the listing and/or quotation of the AngloGold Ashanti shares, the subject of the issue, immediately following the closing date of the offer on all of the stock exchanges where AngloGold Ashanti shares are listed as set out above.

12. GENERAL MEETING

Attached to and forming part of this circular is a notice convening a general meeting to be held at 11:00 on Monday, 10 April 2006 at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, in order to consider and, if deemed fit, pass, with or without modification, resolutions necessary for the approval and implementation by AngloGold Ashanti of the issue, details of which are contained in such notice.

Certificated shareholders and dematerialised "own name" shareholders whose names appear on the sub-register maintained by their CSDP or stockbroker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 11:00 (South African time) on Thursday, 6 April 2006. The addresses of the share registrars are set out on the outside cover of this circular.

Dematerialised shareholders (other than dematerialised own name shareholders) must advise their CSDP or stockbroker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or stockbroker to provide them with the necessary authority in terms of the custody agreement.

13. CONSENTS

The legal advisers, auditors and reporting accountants, sponsor, United Kingdom secretaries, share registrars and ADS depositary to AngloGold Ashanti have consented in writing to act in the capacity stated and to their reports, if any, and their names being included in this circular and have not withdrawn their consent prior to publication of this circular.

14. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 24 March 2006, up to and including Monday, 10 April 2006, during normal business hours on weekdays (excluding official public holidays) at the undermentioned locations:

– Memorandum and Articles of Association of AngloGold Ashanti;

– the audited annual financial statements of AngloGold Limited (now AngloGold Ashanti) prepared in accordance with International Financial Reporting Standards for the three financial years ended 31 December 2003, 2004 and 2005;

– the independent reporting accountants' assurance report;

– the service contracts of Messrs R M Godsell, R Carvalho Silva, N F Nicolau, S Venkatakrishnan and K H Williams;

- the consent letters referred to in paragraph 13 of this circular;
- the registration rights agreement which includes the written undertakings of support referred to in paragraph 1 on page 6 of this circular;
- F-3 registration statement, including the Prospectus Supplement relating to the offer, as filed with the SEC on 23 March 2006.

OFFICES

South Africa

11 Diagonal Street
Johannesburg 2001
South Africa
United States of America

Ghana

Gold House
Patrice Lumumba Road
Accra
Ghana

United States

507 Madison Avenue
Suite 1914
New York, NY 10022
Australia

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000

SHARE REGISTRARS

South Africa

Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
South Africa
England

Ghana (and GhDS Depositary)

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
Accra
Ghana

Australia

Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
Australia

ADR Depositary

The Bank of New York
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America

United Kingdom

Computershare Investor Services
PLC
PO Box 82, The Pavilions
Bridgwater Road
Bristol BS99 7NH

By order of the Board

Ms Y Z Simelane
Managing Secretary

Johannesburg
South Africa

24 March 2006

Registered office and postal address

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF ANGLOGOLD ASHANTI LIMITED

The Directors
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg
2001

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AND THE PRO FORMA FINANCIAL EFFECTS ("the pro forma financial information") OF ANGLOGOLD ASHANTI LIMITED ("AngloGold Ashanti") REGARDING SPECIFIC AUTHORITY TO ISSUE SHARES FOR CASH ("the issue")

We have performed our limited assurance engagement in respect of the pro forma financial information set out on pages 10 to 14 of the circular dated 24 March 2006 issued in connection with the proposed raising of approximately US$500 million, by way of an offering for subscription for shares for cash that is the subject of this circular of AngloGold Ashanti. The pro forma financial information has been prepared in accordance with the Listings Requirements of the JSE, for illustrative purposes only, to provide information about how the specific authority to issue shares for cash might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the pro forma financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the pro forma financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of AngloGold Ashanti; and the pro forma adjustments are appropriate for the purposes of the pro forma financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the pro forma financial information included in the circular to AngloGold Ashanti shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Guide on Pro Forma Financial Information* issued by the South African Institute of Chartered Accountants.

The standard requires us to obtain sufficient appropriate audit evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the pro forma adjustments in light of the accounting policies of AngloGold Ashanti, the issuer, considering the evidence supporting the pro forma adjustments and discussing the adjusted pro forma financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of AngloGold Ashanti and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing* or *International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the section 8.17 and 8.30 of the JSE Listings Requirements:

•   the pro forma financial information has not been properly compiled on the basis stated,

•   such basis is inconsistent with the accounting policies of the issuer, and

•   the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
22 March 2006

SHARE PRICE HISTORY OF ANGLOGOLD ASHANTI SHARES ON THE JSE

The high, low and closing prices of the ordinary shares on the JSE and the volumes traded were as follows:

	High (cents)	Low (cents)	Closing (cents)	Volume (shares)	Value (Rm)
Quarter ended					
31 March 2003	33,900	21,200	23,660	23,786,880	6,496
30 June 2003	26,500	19,100	23,700	22,632,631	5,231
30 September 2003	30,700	23,000	26,900	21,816,646	5,787
31 December 2003	31,800	24,150	31,399	19,788,580	5,644
31 March 2004	31,900	25,701	26,960	21,427,414	6,146
30 June 2004	27,150	19,205	20,249	31,691,503	6,911
30 September 2004	25,400	18,620	24,922	23,633,342	5,125
31 December 2004	25,750	19,901	19,901	26,058,603	6,139
Month ended					
31 January 2005	21,399	18,700	19,569	7,367,006	1,463
28 February 2005	21,799	19,552	20,800	6,192,435	1,269
31 March 2005	24,500	20,378	21,600	7,352,362	1,642
30 April 2005	22,500	19,210	19,500	7,522,980	1,584
31 May 2005	23,000	19,000	22,599	8,076,937	1,644
30 June 2005	24,500	22,505	23,950	7,680,107	1,794
31 July 2005	26,000	22,650	22,703	6,297,373	1,493
31 August 2005	23,520	21,951	22,650	9,114,500	2,076
30 September 2005	28,400	22,500	27,500	8,691,500	2,254
31 October 2005	29,400	26,100	26,750	8,691,760	2,389
30 November 2005	29,748	25,750	27,845	5,703,859	1,594
31 December 2005	31,990	26,700	31,400	6,255,939	1,828
31 January 2006	37,500	31,400	37,100	6,192,978	2,102
Daily					
27 January 2006	37,100	35,945	37,100	252,191	92
30 January 2006	37,500	36,000	36,900	215,811	79
31 January 2006	37,500	37,000	37,100	632,699	235
1 February 2006	38,001	37,100	37,545	525,943	199
2 February 2006	38,700	37,700	37,840	821,728	313
3 February 2006	37,800	35,780	36,380	395,532	143
6 February 2006	37,050	36,311	37,050	287,503	106
7 February 2006	38,700	35,936	36,375	432,854	159
8 February 2006	35,950	34,105	35,400	819,990	291
9 February 2006	37,800	35,600	37,175	1,522,641	565
10 February 2006	37,700	36,001	36,794	1,158,378	429
13 February 2006	36,300	35,200	35,600	364,844	130
14 February 2006	35,200	34,500	34,525	593,356	206
15 February 2006	34,873	33,600	34,000	248,401	85
16 February 2006	33,600	32,550	32,850	371,175	123
17 February 2006	33,999	32,850	33,600	799,234	265
20 February 2006	33,250	31,864	32,699	453,248	147
21 February 2006	33,200	31,611	33,025	558,678	181
22 February 2006	34,600	32,800	33,240	833,960	281
23 February 2006	34,000	33,100	33,100	609,079	204
24 February 2006	33,099	32,050	32,655	329,524	107
27 February 2006	33,750	32,761	33,200	161,619	54
28 February 2006	33,100	31,801	31,801	325,510	105
2 March 2006	32,200	30,900	31,206	647,690	204
3 March 2006	32,500	31,600	32,051	938,897	300
6 March 2006	32,101	31,200	31,450	485,667	153
7 March 2006	31,399	30,000	30,800	804,325	260
8 March 2006	31,800	30,100	30,800	508,398	156
9 March 2006	31,799	30,300	30,850	347,867	107
10 March 2006	30,499	29,005	29,500	358,543	105

Source: I-Net Bridge.

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of AngloGold Ashanti will be held at 11:00 (South African time) on Monday, 10 April 2006, at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, for the purpose of considering and, if deemed fit, passing, with or without modification, the following ordinary resolutions:

ORDINARY RESOLUTION NUMBER 1

Specific authority to issue of shares for cash

"**Resolved as an ordinary resolution** and as a specific authority to issue securities for cash in terms of the Listings Requirements of the JSE Limited ("JSE"), that

1.   the allotment and issue by the Company, for cash, of that number of ordinary shares of R0.25 each in the capital of the Company ("ordinary shares") which, at the offer subscription price after applying the discount (if any) referred to below, will equate to a raising of a maximum of US$500 million in the aggregate after deducting all underwriters commissions and fees but not all other issue costs; and

2.   the offer for subscription ("the offer") to be made to selected investors may be made at such discount per ordinary share (based upon the offer subscription price for an AngloGold Ashanti share represented by an AngloGold Ashanti American Depositary Share ("ADS") relative to the ruling market price of an AngloGold Ashanti ADS at the close of trading on the New York Stock Exchange on the day before the formal announcement of the pricing of the offer) and on such other terms and conditions as the directors of the Company may, in their discretion, deem fit, provided that such discount shall not exceed 10%;

be and is hereby approved."

ORDINARY RESOLUTION NUMBER 2

Directors' authority to allot and issue shares for cash subject to specific authority

"**Resolved as an ordinary resolution** that, subject to ordinary resolution number 1 being passed at the general meeting at which this resolution will be proposed, by the requisite majority in terms of the Listings Requirements of the JSE Limited, a sufficient number of ordinary shares be and are hereby placed under the control of the directors of the Company, with specific authority to allot and issue such ordinary shares for cash, which at the offer subscription price will equate to a raising of a maximum of US$500 million in the aggregate after deducting all underwriters commissions and fees but not all other issue costs, and on such other terms and conditions as the directors may, in their discretion, deem fit provided that the offer shall not be made at a discount per ordinary share (based upon the offer subscription price for an AngloGold Ashanti share represented by an AngloGold Ashanti ADS relative to the ruling market price of an AngloGold Ashanti ADS at the close of trading on the New York Stock Exchange on the day before the formal announcement of the pricing of the offer) of more than 10%."

VOTING AND PROXIES

In terms of the Listings Requirements of the JSE, in order for it to be effective, ordinary resolution number 1 must be passed by a 75% majority of the votes cast by shareholders present or represented by proxy at the general meeting.

Certificated shareholders and dematerialised "own name" shareholders (whose name appears on the sub-register maintained by their CSDP or stockbroker), who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 11:00 (South African time) on Thursday, 6 April 2006. The addresses of the share registrars are on the cover of this circular.

Dematerialised shareholders (other than those dematerialised "own name" shareholders) must advise their CSDP or stockbroker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or stockbroker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or stockbroker.

By order of the Board

Ms Y Z Simelane
Managing Secretary

Johannesburg
South Africa

24 March 2006

PRINTED BY INCE (PTY) LTD

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
("AngloGold Ashanti" or "the Company")

FORM OF PROXY

FOR USE ONLY BY ANGLOGOLD ASHANTI ORDINARY SHAREHOLDERS HOLDING SHARE CERTIFICATES ("CERTIFICATED SHAREHOLDERS") AND ANGLOGOLD ASHANTI ORDINARY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ORDINARY SHARES AND WHOSE SHAREHOLDING IS RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CENTRAL SECURITIES DEPOSITORY PARTICIPANT ("CSDP") OR STOCKBROKER ("DEMATERIALISED "OWN NAME" SHAREHOLDERS") IN RESPECT OF THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 11:00 ON MONDAY, 10 APRIL 2006 AT THE COUNTRY CLUB JOHANNESBURG, NAPIER ROAD, AUCKLAND PARK, JOHANNESBURG, SOUTH AFRICA, AND AT ANY ADJOURNMENT THEREOF ("GENERAL MEETING")

THIS FORM OF PROXY IS NOT FOR USE BY SHAREHOLDERS WHO HAVE DEMATERIALISED THEIR ANGLOGOLD ASHANTI ORDINARY SHARES (AND WHOSE SHAREHOLDING IS NOT RECORDED IN THEIR OWN NAME IN THE SUB-REGISTER MAINTAINED BY THEIR CSDP OR STOCKBROKER)

I/We _____

of (address) _____

being a shareholder of the Company, holding _____ ordinary shares in AngloGold Ashanti, do hereby appoint:

1. _____ or failing him/her,

2. _____ or failing him/her

3. the chairman of the general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting and to vote or abstain from voting as follows on the ordinary resolutions to be proposed at the general meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
1. Ordinary Resolution Number 1 Specific authority to issue shares for cash			
2. Ordinary Resolution Number 2 Authority to the directors to implement the issue of shares for cash subject to the specific authority being granted			

A certificated shareholder or dematerialised "own name" shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at _____ on _____ 2006

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

Please refer to notes on the reverse side hereof.

This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and AngloGold Ashanti Ghanaian Depositary Shares.

NOTES:

1. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the foregoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names on the face hereof, shall be the validly appointed proxy for the shareholder concerned at the general meeting.

2. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.

3. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.

5. When there are joint holders of shares, any one holder may sign this form of proxy.

6. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

7. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.

8. **Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on Thursday, 6 April 2006:**

Computershare Investor Services 2004 (Pty) Limited	Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa
Computershare Investor Services PLC	PO Box 82, The Pavilions, Bridgwater Road Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited	Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182, Perth, WA 6840) Australia
NTHC Limited	Martco House Off Kwame Nkrumah Avenue PO Box K1A 9563 Airport Accra Ghana

ince

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 24, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary